Filed by Olympic Steel, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Olympic Steel, Inc.

Commission File No.: 0-23320

Ryerson Merger Executive Video Script

RICK MARABITO

●	Hello, Olympians!

●	By now, you’ve heard the exciting news that Olympic Steel plans to join the Ryerson Family of Companies.

●	We’re working through the transaction now and expect the merger to be completed during the first quarter of 2026, subject to customary closing conditions and other typical approvals.

●	In the meantime, I’m sure everyone has a lot of questions.

●	Let me begin by saying that we are full steam ahead – business as usual.

●

In fact, until we close, Olympic Steel and Ryerson remain independent companies, which means we cannot collaborate with Ryerson on anything related to the business, including interacting with customers or suppliers together, until the transaction is completed.

●	Once we close, here’s what you can expect…

●	There are no plans to change your pay, benefits, title and responsibilities.

●	Let me repeat that…

●	There are no plans to change your pay, benefits, title and responsibilities.

●	Our Olympic Steel policies and systems remain in place.

●	Olympic Steel and all our companies will continue to operate under our well-established and respected brand names. These names will not change.

●	We remain committed to our Core Values and our mission of safe, profitable and sustainable growth – all of which align well with Ryerson’s culture and values.

●	Now, let’s talk about why this is so exciting and what will change once the merger closes…

●

Ryerson is an over 180-year-old metals service center with a footprint of more than 100 locations across the U.S., Canada, Mexico and China and over 4,000 employees, transforming us from the 13th largest to the 2nd largest service center in North America.

●	That means gaining access to new resources, expertise and geography to continue growing in partnership with Ryerson.

●	This also means new opportunities for career growth for our employees and more products, services and support for our customers.

●	We’ll share additional information as it becomes available, and you can access the Frequently Asked Questions, or “FAQs”, document through the announcement email or your supervisor.

●	You can also learn more about Ryerson on their website at r-y-e-r-s-o-n .com and by following their social media pages.

[transition to Michael Siegal’s message]

●	Now, I’d like to invite Michael Siegal, our Executive Chairman, to share some additional thoughts.

●	Once the merger closes, Michael will become Chairman of the Board for Ryerson, the position he holds now for Olympic Steel.

MICHAEL SIEGAL

●	Greetings!

●	I began my Olympic Steel career in a $15 million, single-location service center in Cleveland, Ohio, in 1974.

●

Twenty years earlier, in 1954, my father and uncle started the company, and by the time leadership transitioned in 1984, Olympic Steel was an approximately $30 million company, having doubled in that 10-year period.

●	By 1994, the year we became public, we were over $300 million in sales with multiple locations.

●	No one – my relatives especially – could have imagined that much growth in just 20 years.

●	Today, we are a $2 billion sales, value-based company with more than 50 locations and over 2,000 employees.

●	And, it’s time to take the next step and accelerate our meteoric growth.

●	To that end, we enthusiastically announced our agreement to merge with Ryerson, a 183-year-old service center with over $4.5 billion in sales.

●	Together, we will be a strong force in the collective metals industry.

●	For shareholders, this creates greater value and flexibility in their investment.

●	For customers - more availability of resources and services.

●	And for our employees, it means better opportunities for career growth and advancement.

●	We will become a subsidiary of Ryerson, I fully expect the Olympic Steel spirit to thrive and our Core Values to remain.

●	Starting a business is always the biggest challenge, so thank you to the Siegal brothers for their wise decision and tenacity.

●	The significant step we’re about to take now is certainly the next biggest challenge in our 71-year history.

●	I am fully confident we are up for both the challenge and the opportunity.

●	I wish us all godspeed and good health in the upcoming holiday season.

●	Thank you for your support.

RICK MARABITO

[wrap-up]

●	This really is an exciting milestone in the more than 70-year Olympic Steel journey – with many more to come!

●	I’m so proud of what we and our predecessors at Olympic Steel have achieved together, and I am thrilled for this next chapter as part of Ryerson.

●	Thank you for being a part of our success.

●	I know the best is yet to come!

●	Happy holidays to you and your families, and please be safe, everyone.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “may,” “will,” “anticipate,” “should,” “intend,” “expect,” “believe,” “estimate,” “project,” “plan,” “potential,” and “continue,” as well as the negative of these terms or similar expressions. These statements speak only as of the date of this communication and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this communication and relate to, among other things, our intent, belief or current expectations with respect to the ability to complete the proposed merger of Olympic Steel and Ryerson on the anticipated terms and timeline; the effect of restructuring or reorganization of business components; our future financial condition, results of operations or prospects; our business and growth strategies; and our financing plans and forecasts. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in or implied by the forward-looking statements as a result of various factors, some of which are unknown, including, without limitation:

●

the failure to obtain the requisite shareholder approval in connection with the transaction and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement;

●

the failure to obtain governmental approvals of the transaction on the proposed terms and timeline, and any conditions imposed on the combined company in connection with consummation of the transaction;

●	the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

●	disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers;

●	the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger;

●	risks relating to any unforeseen liabilities of Olympic Steel or Ryerson; and

●	other factors described in our Annual Report on Form 10-K for the year ended December 31, 2024 under Item 1A, “Risk Factors.”

Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, intended, expected, believed, estimated, projected or planned. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof, except as otherwise required by law. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 10-Q, 8-K and 10-K filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of a proposed business combination involving Olympic Steel and Ryerson. In connection with the proposed transaction, Ryerson will file with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of Olympic Steel and that will also constitute a prospectus of Ryerson. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Ryerson may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Ryerson securities, are not soliciting an offer to buy Ryerson securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to shareholders of Olympic Steel.

RYERSON AND OLYMPIC STEEL URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Ryerson (when they become available) may be obtained free of charge on Ryerson’s website at www.ryerson.com or by directing a written request to Investor Relations, Ryerson Holding Corporation, 227 W. Monroe St., 27th Floor, Chicago, Illinois 60606. Copies of documents filed with the SEC by Olympic Steel (when they become available) may be obtained free of charge on Olympic Steel’s website at www.olysteel.com or by directing a written request to Olympic Steel, Inc., 22901 Millcreek Blvd., Suite 650, Highland Hills, Ohio 44122.

PARTICIPANTS IN SOLICITATION

Each of Olympic Steel, Ryerson and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Olympic Steel’s shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Olympic Steel’s executive officers and directors is included in Olympic Steel’s definitive proxy statement, which was filed with the SEC on March 28, 2025. Additional information regarding Ryerson’s executive officers and directors is included in Ryerson’s definitive proxy statement, which was filed with the SEC on March 5, 2025. You can obtain free copies of these documents using the information in the paragraph immediately above.